UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

OPAL Fuels Inc.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

68347P 103

(CUSIP Number)

Mark Comora

c/o OPAL Fuels Inc.

One North Lexington Avenue, Suite 1450
White Plains, New York 10601

(914) 705-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Edward M. Welch, Esq.

Sheppard, Mullin, Richter & Hampton LLP

30 Rockefeller Center
New York, New York 10112

March 12, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 68347P 103	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Mark Comora
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,125 shares [1]
	8	SHARED VOTING POWER 145,279,637 shares [2]
	9	SOLE DISPOSITIVE POWER 10,125 shares [1]
	10	SHARED DISPOSITIVE POWER 145,279,637 shares [2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 145,289,762 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 84.2% [3]
14	TYPE OF REPORTING PERSON IN

(1)	The reported shares consist of 10,125 shares of Class A common stock held directly by Mr. Comora.
(2)	The reported shares consist of (i) 880,600 shares of Class A common stock (the “Class A common stock”) of OPAL Fuels Inc. (the “Issuer”) held by Fortistar LLC, (ii) 71,500,000 shares of Class B common stock of the Issuer (the “Class B common stock”) held by OPAL HoldCo LLC, (iii) 70,877,450 shares of Class D common stock of the Issuer (the “Class D common stock”) held by OPAL HoldCo LLC and (iv) 2,021,587 shares of Class D common stock held by Hillman RNG Investments, LLC.
(3)	All ownership percentages in this schedule are calculated based on an aggregate of 28,082,832 shares of Class A common stock outstanding, 71,500,000 shares of Class B common stock outstanding, and 72,899,037 shares of Class D common stock outstanding as of March 14, 2024.

CUSIP NO. 68347P 103	SCHEDULE 13D

1	NAMES OF REPORTING PERSON OPAL HoldCo LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 142,377,450 shares [1]
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 142,377,450 shares [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 142,377,450 shares [1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 82.5%[2]
14	TYPE OF REPORTING PERSON HC

(1)	The reported shares consist of (i) 71,500,000 shares of Class B common stock and (ii) 70,877,450 shares of Class D common stock held directly by OPAL HoldCo LLC.
(2)	All ownership percentages in this schedule are calculated based on an aggregate of 28,082,832 shares of Class A common stock outstanding, 71,500,000 shares of Class B common stock outstanding, and 72,899,037 shares of Class D common stock outstanding as of March 14, 2024.

CUSIP NO. 68347P 103	SCHEDULE 13D

1	NAMES OF REPORTING PERSON Hillman RNG Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,021,587 shares [1]
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,021,587 shares [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,021,587 shares [1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%[2]
14	TYPE OF REPORTING PERSON HC

(1)	The reported shares consist of 2,021,587 shares of Class D common stock held directly by Hillman RNG Investments, LLC.
(2)	All ownership percentages in this schedule are calculated based on an aggregate of 28,082,832 shares of Class A common stock outstanding, 71,500,000 shares of Class B common stock outstanding, and 72,899,037 shares of Class D common stock outstanding as of March 14, 2024.

CUSIP NO. 68347P 103	SCHEDULE 13D

1	NAMES OF REPORTING PERSON Fortistar LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 145,279,637 shares [1]
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 145,279,637 shares [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 145,279,637 shares [1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 84.2% [2]
14	TYPE OF REPORTING PERSON HC

(1)	The reported shares consist of (i) 880,600 shares of Class A common stock held by Fortistar LLC, (ii) 71,500,000 shares of Class B common stock held by OPAL HoldCo LLC, (iii) 70,877,450 shares of Class D common stock held by OPAL HoldCo LLC and (iv) 2,021,587 shares of Class D common stock held by Hillman RNG Investments, LLC.
(2)	All ownership percentages in this schedule are calculated based on an aggregate of 28,082,832 shares of Class A common stock outstanding, 71,500,000 shares of Class B common stock outstanding, and 72,899,037 shares of Class D common stock outstanding as of March 14, 2024.

This Amendment No. 1 on Schedule 13D (this “Schedule 13D”) relates to the Issuer’s Class A common stock, $0.0001 par value per share, and amends and further supplements the Schedule 13D originally filed on July 29, 2022 (as amended from time to time, the “Statement”) by Mark Comora, OPAL HoldCo LLC, Hillman RNG Investments, LLC, and Fortistar LLC (collectively, the “Reporting Persons”). The Reporting Persons are filing this Schedule 13D to report the exchange by OPAL HoldCo LLC of an aggregate of 71,500,000 shares of Class D common stock into 71,500,000 shares of Class B common stock as disclosed in Item 5 below. Except as expressly set forth herein, there have been no changes to the Statement. The Issuer’s principal executive offices are located at One North Lexington Avenue, Suite 1450, White Plains, New York 10601. Except as otherwise indicated, capitalized terms used and not defined in this Amendment No. 1 shall have the meaning assigned to such term in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Pursuant to the Certificate of Incorporation of the Issuer, each share of Class D common stock is convertible into one share of Class B common stock at the option of the holder thereof at any time upon written notice to the Issuer. No conversion price is required to be paid in connection with such conversion. On March 12, 2024, OPAL HoldCo LLC delivered notice to the Issuer of its election to exchange 71,500,000 shares of Class D common stock into a corresponding number of Class B common stock.

Item 5. Interest in Securities of the Issuer.

(a) See responses to Items 11 and 13 on the cover page.

(b) See responses to Items 7, 8, 9 and 10 on the cover page.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: March 15, 2024	/s/ John Coghlin, as Attorney-in-Fact
Mark Comora

OPAL HoldCo LLC

	By:	/s/ John Coghlin, as Attorney-in-Fact

Hillman RNG Investments, LLC

	By:	/s/ John Coghlin, as Attorney-in-Fact

Fortistar LLC

	By:	/s/ John Coghlin, as Attorney-in-Fact